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                                                                      EXHIBIT 12

                            THE TIMES MIRROR COMPANY

                     RATIO OF EARNINGS TO FIXED CHARGES AND
        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)

                                               1999       1998       1997       1996       1995
                                             --------   --------   --------   --------   ---------
Fixed charges:
  Interest expense.........................  $ 93,439   $ 68,473   $ 35,713   $ 19,362   $  20,216
  Capitalized interest.....................        --         --         --         --         485
  Portion of rents deemed to be interest...    12,929     11,533     12,406     12,637      14,205
  Amortization of debt expense.............     2,264      2,151      1,417        529         411
                                             --------   --------   --------   --------   ---------
          Total fixed charges..............   108,632     82,157     49,536     32,528      35,317
Preferred stock dividends..................    30,634     39,653     54,883     71,901      74,581
                                             --------   --------   --------   --------   ---------
Fixed charges and preferred stock
  dividends................................  $139,266   $121,810   $104,419   $104,429   $ 109,898
                                             ========   ========   ========   ========   =========
Earnings (loss):
  Income (loss) from continuing operations
     before income taxes...................  $439,291   $245,004   $396,499   $300,254   $(253,421)
  Fixed charges, less capitalized
     interest..............................   108,632     82,157     49,536     32,528      34,832
  Amortization of capitalized interest.....     3,862      3,902      3,966      4,094       4,475
  Distributed income from less than 50%
     owned unconsolidated affiliates.......        --         --         92        191         191
  Equity loss (income) from less than 50%
     owned unconsolidated affiliates.......     3,783     13,146      4,690       (115)     (1,917)
                                             --------   --------   --------   --------   ---------
          Total earnings (loss)............  $555,568   $344,209   $454,783   $336,952   $(215,840)
                                             ========   ========   ========   ========   =========
Ratio of earnings to fixed charges.........      5.1x       4.2x       9.2x      10.4x         (a)
Ratio of earnings to fixed charges and
  preferred stock dividends................      4.0x       2.8x       4.4x       3.2x         (b)

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(a) Earnings are approximately $251 million lower than the amount needed to cover fixed charges in this year, as earnings were impacted by approximately $502 million in restructuring charges.

(b) Earnings are approximately $326 million lower than the amount needed to cover fixed charges and preferred stock dividends in this year, as earnings in 1995 were impacted by approximately $502 million in restructuring charges.